Filed Pursuant to Rule 424(b)(3)

Registration No. 333-145430

Prospectus

PATRICK INDUSTRIES, INC.

2,293,089 Shares

of Common Stock

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This prospectus relates to resales of 2,293,089 shares of Patrick Industries, Inc. (“Patrick”) common stock owned by the selling shareholders, including shares that have been issued to the selling shareholders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. The shares of our common stock are being registered pursuant to a registration rights agreement with the selling shareholders.

The prices at which the selling shareholders may sell the shares will be determined by prevailing market prices or through privately negotiated transactions. Patrick will not receive any proceeds from the sale of any of the shares. We have agreed to bear the expenses of registering the shares covered by this prospectus and any prospectus supplements under federal and state securities laws.

The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The selling shareholders may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling shareholders may offer the shares for sale. The selling shareholders may sell any, all or none of the shares offered by this prospectus.

Our common stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “PATK.” On December 27, 2007, the last reported sale price of our common stock on Nasdaq was $9.20 per share.

Investing in our common stock involves significant risk. See “Risk Factors” for a discussion of certain risks you should consider before buying any securities hereunder.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and any prospectus supplements. Any representation to the contrary is a criminal offense.

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The date of this prospectus is December 28, 2007

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No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus and any prospectus supplements and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this prospectus and any prospectus supplement nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since the date hereof. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless otherwise indicated or the context otherwise requires in this prospectus:
•	the terms “Patrick,” “we,” “us,” “our,” and the “Company” refer to Patrick Industries, Inc. and its subsidiaries;
•	the term “selling shareholders” refers to Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (collectively, “Tontine Capital”);
•

all references to fiscal years, when used with respect to Patrick, refer to our fiscal years which end on December 31. For example, a reference to fiscal 2006 means the twelve month period that ended December 31, 2006; and

•	currency amounts are stated in United States dollars (“$”, “dollars” or “U.S. $”).

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PROSPECTUS SUMMARY

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock that may be offered. The securities may be sold through underwriters or dealers or may be sold by the selling shareholders and/or through their respective agents designated from time to time. Each time the selling shareholders offer the securities, the selling shareholders may provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also supplement, modify or supersede other information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement together with the information described below under the headings “Incorporation by Reference” and “Where You Can Find Additional Information.”

Our Business

Patrick Industries, Inc. is a leading manufacturer and supplier of building products and materials to the manufactured housing and recreational vehicle industries. In addition, we are a supplier to certain other industrial markets, such as kitchen cabinet, furniture manufacturing, office furniture, commercial fixtures and furnishings, marine, architectural, and the automotive aftermarket. We manufacture decorative vinyl and paper panels, wrapped mouldings, cabinet doors, components for electronic desks, countertops, aluminum extrusions, drawer sides, and adhesives. We are also an independent wholesale distributor of pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, vinyl and cement siding, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, insulation, and other related products.

We have a nationwide network of distribution centers for our products, thereby reducing in-transit delivery time and cost to the regional manufacturing plants of our customers. We believe that we are one of the few suppliers to the manufactured housing and recreational vehicle industries that has such a nationwide network. We maintain six manufacturing plants and a distribution facility near our principal offices in Elkhart, Indiana, and operate twelve other warehouse and distribution centers and twelve other manufacturing plants in thirteen other states. One manufacturing plant located in Nevada was closed in December 2006. In conjunction with the Adorn Acquisition (as defined below), we have closed, or are in the process of closing and consolidating, certain duplicative operations or facilities located in North Carolina, Georgia, Alabama, Texas, Oregon, and Indiana.

On January 29, 2007, we purchased the assets of American Hardwoods, Inc., an $18 million supplier of hardwood products to the industrial markets located in Phoenix, Arizona. On May 18, 2007, we acquired Adorn Holdings, Inc. (“Adorn”), a $240 million Elkhart, Indiana-based manufacturer and supplier of component products to the recreational vehicle and manufactured housing industries (the acquisition hereinafter referred to as the “Adorn Acquisition”).

The Company is an Indiana corporation and was founded in 1959 and incorporated in 1961. For a more comprehensive overview of our business strategy, we refer you to Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is hereby incorporated by reference.

The Offering

Issuer	Patrick Industries, Inc.

Seller	One or more selling shareholders; for more information, see “Selling Shareholders.” We are not selling any of the shares of common stock offered under this prospectus or any prospectus supplement.

Common Stock Offered	2,293,089 shares

Use of Proceeds	We will not receive any proceeds from the sale by any selling shareholder of the shares of common stock offered under this prospectus or any prospectus supplement. See “Use of Proceeds.”

Our Common Stock	Our common stock is quoted on The Nasdaq Global Market under the symbol “PATK.”

Risk Factors	Investing in our common stock involves significant risk. See “Risk Factors” for a discussion of the risks associated with an investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms “may,” “should,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “objective,” “plan,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic conditions, variation in demand from customers, the impact on the economy of terrorist attacks and other geopolitical activity, continued market acceptance of the Company’s new product introductions, the successful integration of business unit acquisitions and related restructuring, operating margin risk due to competitive pricing and operating efficiencies, supply chain risk, material or labor cost increases, foreign currency fluctuations, interest rate risk, and other factors that may be referred to or noted in the Company’s reports filed with the SEC from time to time.

RISK FACTORS

In addition to the other information in this prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Information,” you should consider the matters described below, as well as those contained in any applicable prospectus supplement, before deciding whether to invest in our common stock. If any of the following risks actually occur, they could have a material adverse effect on our business and results of operations.

The manufactured housing and recreational vehicle industries are highly competitive, and some of our competitors may have greater resources than we do.

We operate in a highly competitive business environment and our sales could be negatively impacted by our inability to maintain or increase prices, changes in geographic or product mix, or the decision of our customers to purchase competitive products instead of our products. We compete not only with other manufactured housing and recreational vehicle producers, but also traditional site-built homebuilders and suppliers of cabinetry and flooring. Sales could also be affected by pricing, purchasing, financing, operational, advertising, promotional, or other decisions made by purchasers of our products.

The cyclical nature of the domestic housing market has caused our sales and operating results to fluctuate. These fluctuations may continue in the future, which could result in operating losses during downturns.

The U.S. housing industry is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

•	terms and availability of financing for homebuyers and retailers;
•	consumer confidence;
•	interest rates;
•	population and employment trends;
•	income levels;
•	housing demand; and
•	general economic conditions, including inflation, and recessions.

The manufactured housing and recreational vehicle industries and the industrial markets are affected by the fluctuations in the residential housing market. As a result of the foregoing factors, our sales and operating results fluctuate, and we expect that they will continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical and seasonal downturns in the residential housing market.

The current downturn in the residential housing market has had an adverse impact on our operations.

Approximately 80 to 85% of our revenue is directly or indirectly influenced by conditions in the residential housing market.  In 2007, the residential housing market experienced overall declines that are expected to continue through 2008. The decline in demand for residential housing and the tightening of consumer credit has meant less demand for our products and has caused an adverse impact on our operations, which may continue into 2008.

Seasonality and cyclical economic conditions affect the markets the Company serves.

The manufactured housing and recreational vehicle markets are cyclical and dependent upon various factors, including interest rates, access to financing, inventory and production levels. Economic and demographic factors can cause substantial fluctuations in production, which in turn impact sales and operating results. Demand for recreational vehicles and manufactured housing generally declines during the winter season. Our sales levels and operating results could be negatively impacted by changes in any of these items.

Increased cost and limited availability of raw materials may have a material adverse effect on our business and results of operations.

Prices of certain materials, including gypsum, lauan, particleboard, MDF, aluminum and other products, can be volatile and change dramatically with changes in supply and demand. Certain products are purchased from overseas and are dependent upon vessel shipping schedules and port availability. Further, certain of our commodity product suppliers often operate at or near capacity, resulting in some products having the potential of being put on allocation. Our sales levels and operating results could be negatively impacted by changes in any of these items.

The ability to attract and retain qualified executive officers and key personnel may adversely affect our operations.

The loss of any of our executive officers or other key personnel could reduce our ability to manage our business and strategic plan in the short term and could cause our sales and operating results to decline.

Our ability to integrate acquired businesses may adversely affect operations.

As part of our business and strategic plan, we continue to look for strategic acquisitions to provide accretive shareholder value. In 2007, we acquired American Hardwoods, Inc. and Adorn. These acquisitions, and any future acquisitions, require the effective integration of an existing business and its administrative, financial, sales and marketing, and manufacturing and other functions to maximize synergies. These acquisitions involve a number of risks that may affect our financial performance including increased leverage, diversion of management resources, assumption of liabilities of the acquired businesses, and possible corporate culture conflicts. If we are unable to successfully integrate these acquisitions, we may not realize the benefits identified in our due diligence process, and our financial results may be negatively impacted. Additionally, significant unexpected liabilities may arise after completion of these acquisitions.

Increased levels of indebtedness may harm our financial condition and results of operations.

On May 18, 2007, in connection with the Adorn Acquisition, we entered into a Credit Agreement with eight financial institutions to establish a five-year senior secured credit facility comprised of a five-year $35,000,000 revolving line of credit and a $75,000,000 term loan. In addition, pursuant to a Securities Purchase Agreement, dated April 10, 2007 (the “Securities Purchase Agreement”), the selling shareholders provided interim debt financing in connection with the Adorn Acquisition in the aggregate amount of $13,975,000 in exchange for 9.5% Senior Subordinated Promissory Notes. The proceeds of these financings were used to finance the Adorn Acquisition, to provide liquidity for the working capital needs of the combined companies, and to repay borrowings under our previous credit facility. Our increased indebtedness as a result of the Adorn Acquisition as well as our greater need for working capital may harm our financial condition and negatively impact our results of operations. The increase in our level of indebtedness could have consequences on our future operations, including (i) making it more difficult for us to meet our payments on other outstanding debt; (ii) an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable; (iii) reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; (iv) limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business and the industry in which we operate; and (v) placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged. If the $13,975,000 principal amount of 9.5% Senior Subordinated Promissory Notes is not prepaid by May 18, 2008, the interest rate increases from 9.5% to 13.5%.

Increased levels of inventory may adversely affect our profitability.

Our customers generally do not maintain long-term supply contracts and, therefore, we must bear the risk of advance estimation of customer orders. We maintain a substantial inventory to support these customers’ needs. Changes in demand, market conditions or product specifications could result in material obsolescence and a lack of alternative markets for certain of our customer specific products and could negatively impact operating results.

A variety of factors could influence fluctuations in the market price for our common stock.

The market price of our common stock could fluctuate in the future in response to a number of factors, including those discussed below. The market price of our common stock has in the past fluctuated and is likely to continue to fluctuate. Some of the factors that may cause the price of our common stock to fluctuate include:

•	variations in our and our competitors’ operating results;
•	historically low trading volume;
•	high concentration of shares held by institutional investors;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	the gain or loss of significant customers;
•	additions or departure of key personnel;
•	events affecting other companies that the market deems comparable to us;
•	general conditions in industries in which we operate;
•	general conditions in the United States and abroad;
•	the presence or absence of short selling of our common stock;
•	future sales of our common stock or debt securities; and
•	announcements by us or our competitors of technological improvements or new products.

Fluctuations in the stock market may have an adverse effect upon the price of our common stock.

The stock markets in general have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the trading price of our common stock.

Ownership of a significant portion of our common stock is concentrated in the hands of a few holders.

At December 1, 2007, we had 6,002,461 shares of common stock outstanding. We cannot predict the effect, if any, that future sales of shares of common stock, including the common stock offered pursuant to this prospectus or any applicable prospectus supplement, the common stock issuable upon the exercise of options, or the availability of shares of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

At December 1, 2007, the selling shareholders owned 2,293,089 shares of common stock or approximately 38% of our total common stock outstanding. At a special meeting held on November 29, 2007, our shareholders approved a rights offering which may result in the issuance of 1,333,333 additional shares of our common stock at

$11.25 per share (the “rights offering”). Pursuant to a Standby Purchase Agreement, dated September 17, 2007 (the “Standby Purchase Agreement”), the selling shareholders have agreed that, upon the expiration of the rights offering, they will purchase in a private placement (i) their pro rata portion of the shares offered in the rights offering, and (ii) any and all of the shares not subscribed for by other shareholders in the rights offering at $11.25 per share, which is equal to the rights offering subscription price. As a result, the selling shareholders may further increase their percentage ownership in the Company. In addition, based on filings made with the SEC, we are aware of 4 other institutions that each hold in excess of 5% of our outstanding common stock. We are not able to predict whether or when the selling shareholders or the other institutions will sell substantial amounts of our common stock. Sales of our common stock by these institutions could adversely affect prevailing market prices for our common stock.

We could be influenced by Tontine Capital, whose interests may not be aligned with the interests of our other shareholders.

At December 1, 2007, Tontine Capital, the selling shareholders, held approximately 38% of our outstanding common stock. Pursuant to the Standby Purchase Agreement, Tontine Capital is acting as the standby purchaser of any and all shares not subscribed for by other shareholders in the rights offering and, as a result, may further increase its percentage ownership. As a result of its substantial ownership interest, Tontine Capital may be able to influence all matters requiring shareholder approval, including the election of our directors, the adoption of amendments to our Articles of Incorporation, the approval of mergers and sales of all or substantially all of our assets, decisions affecting our capital structure and other significant corporate transactions. In addition, pursuant to the Securities Purchase Agreement, Tontine Capital currently has the right to appoint two directors to our Board of Directors. The interests of Tontine Capital may not in all cases be aligned with the interests of our other shareholders. The influence of Tontine Capital may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our shareholders to approve transactions that they may deem to be in their best interests. In addition, Tontine Capital and its affiliates are in the business of investing in companies and may, from time to time, invest in companies that compete directly or indirectly with us. Tontine Capital and its affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Certain provisions in our Articles of Incorporation and By-laws may delay, defer or prevent a change in control that our shareholders each might consider to be in their best interest.

Our Articles of Incorporation and By-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making them unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our Board of Directors rather than to attempt a hostile takeover.

On March 21, 2006, our Board adopted a Rights Agreement with National City Bank as our rights agent (the “Rights Agreement”). The Rights Agreement permits under certain circumstances each holder of common stock, other than potential acquirors, to purchase one one-hundredth of a share of a newly created series of our preferred stock at a purchase price of $30 or to acquire additional shares of our common stock at 50% of the current market price. The rights are not exercisable or transferable until a person or group acquires 20% or more of our outstanding common stock, except with respect to Tontine Capital and its affiliates and associates, who are currently permitted to acquire up to 40% of our outstanding common stock. We have agreed to amend the Rights Agreement to permit Tontine Capital and its affiliates and associates to acquire more than 40% of our outstanding common stock if their ownership interests will exceed the 40% threshold after the close of the rights offering and the purchase of shares pursuant to the Standby Purchase Agreement.

Insurance Coverages and Terms and Conditions.

We negotiate our insurance contracts annually for property, casualty, workers compensation, general liability, health insurance, and directors and officers liability coverage. Due to conditions within these insurance markets and other factors beyond our control, future coverage limits, terms and conditions and the amount of the related premiums could have a negative impact on our operating results. While we continually measure the risk/reward of policy limits and coverage, the lack of coverage in certain circumstances could result in potential uninsured losses.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus or any applicable prospectus supplement may be sold by the selling shareholders identified in this prospectus or any applicable prospectus supplement, or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of these shares of common stock.

REGISTRATION RIGHTS

We have entered into an Amended and Restated Registration Rights Agreement with the selling shareholders, dated May 18, 2007 (the “Amended and Restated Registration Rights Agreement”), of the common stock covered by this prospectus. When we file the shelf registration statement (of which this prospectus is a part), we will:

•	provide to each selling shareholder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;
•	notify each selling shareholder when the shelf registration statement has become effective;
•	notify each selling shareholder of the commencement of any suspension period; and
•	take certain other actions as are required to permit unrestricted resales of the common stock covered by this prospectus.

Each selling shareholder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling shareholder in the related prospectus;
•	required to deliver a prospectus to the purchaser;
•

subject to certain of the civil liability provisions under the Securities Act of 1933 in connection with the selling shareholder’s sales of common stock pursuant to the shelf registration statement; and

•	bound by the provisions of the registration rights agreement that are applicable to the selling shareholder (including certain indemnification rights and obligations).

We may, upon giving prompt written notice to the selling shareholders, suspend their use of the prospectus and any prospectus supplement for a period not to exceed 30 days on any one occasion, not more than twice during any twelve (12) month period, and not to exceed an aggregate of 60 days in any twelve (12) month period, if the filing of the registration statement or the continued effectiveness of the registration statement at any time would require us to disclose material, non-public information relating to a significant transaction. We shall promptly notify the selling shareholders of any suspension, and amend or supplement the prospectus, if necessary, so it does not contain any untrue statement or omission therein and furnish to the selling shareholder such numbers of copies of the prospectus as so amended or supplemented as the selling shareholders may reasonably request.

The Amended and Restated Registration Rights Agreement provides that we will amend this prospectus to cover any additional shares which may be acquired by the selling shareholders, including shares acquired in connection with the rights offering. At the special meeting held on November 29, 2007, our shareholders approved the rights offering which may result in the sale of 1,333,333 shares of our common stock to our shareholders at $11.25 per share. Upon exercise of their subscription rights, the selling shareholders would acquire in a private placement approximately 509,366 of the total shares offered in the rights offering. In addition, pursuant to the Standby Purchase Agreement, which was also approved by our shareholders at the special meeting, if any rights remain unexercised after the closing of the rights offering, the selling shareholders have agreed to acquire in a private placement, all of the shares of our common stock not subscribed for in the rights offering by our other shareholders.

DESCRIPTION OF CAPITAL STOCK

In this section, we describe the material features and rights of our capital stock. This summary is qualified in its entirety by reference to applicable Indiana law, our Articles of Incorporation, and our By-laws. See “Where You Can Find Additional Information.”

General

We are currently authorized to issue 20,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, without par value. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. As of December 1, 2007, there were 6,002,461 shares of our common stock outstanding. There are no shares of preferred stock outstanding.

Common Stock

Issuance of Common Stock. Shares of common stock may be issued from time to time as our Board shall determine and on such terms and for such consideration as shall be fixed by the Board. The authorized number of shares of common stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Dividends and Rights Upon Liquidation. After the requirements with respect to preferential dividends on preferred stock, if any, are met, the holders of our outstanding common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the Board may from time to time determine. Our common stock is not convertible or exchangeable into other securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive the assets that are legally available for distribution on a pro rata basis, after payment of all of our debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The Company does not currently pay a dividend on its common stock.

Voting Rights. The holders of the common stock are entitled to vote at all meetings of the shareholders and are entitled to cast one vote for each share of stock held by them respectively and standing in their respective names on the books of the Company.

Rights Offering. The Company intends to raise additional equity capital by means of a rights offering of common stock to our shareholders. The rights to be distributed will permit our shareholders as of a to-be-determined record date to purchase additional shares of our common stock at $11.25 per share. The proceeds of the rights offering, which we currently expect to be approximately $15.0 million, are expected to be used to prepay the $13,975,000 principal amount of 9.5% Senior Subordinated Promissory Notes issued to the selling shareholders to fund, in part, the Adorn Acquisition. The proceeds of the rights offering will also be used to pay related accrued interest on the 9.5% Senior Subordinated Promissory Notes. The issuance of shares of common stock pursuant to the rights offering was approved by our shareholders at a special meeting held on November 29, 2007.

Preemptive Rights. Holders of our common stock do not have preemptive rights with respect to any shares that may be issued. Shares of our common stock are not subject to redemption.

Shareholder Rights Agreement

On March 21, 2006, our Board adopted the Rights Agreement with National City Bank as our rights agent. On the effective date of the Rights Agreement, March 21, 2006, our Board declared a dividend of one right for each share of our common stock. The dividend was payable to all shareholders of record at the close of business on March 31, 2006 and with respect to all shares that become outstanding after the record date, except as subject to adjustments as provided in the Rights Agreement. Subject to exceptions, each right entitles the registered holder to purchase from us one one-hundredth of a share of our preferred stock at an exercise price of $30.

The share purchase rights are not exercisable until the earlier to occur of (i) 10 days following the date of public disclosure that a person or group, together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting power of the aggregate of all shares of our voting stock, and (ii) 10 days following commencement or disclosure of an intention to commence a tender offer or exchange offer by a person and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 20% or more of the total voting power of all shares of our voting stock, subject to exceptions. On May 18, 2007, in connection with the issuance of common stock to Tontine Capital in a private placement to finance, in part, the Adorn Acquisition, we amended these provisions such that they are not triggered by Jeffrey L. Gendell, Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Overseas Master Fund, L.P. and Tontine Capital Overseas GP, L.L.C. or any of their affiliates or associates, acting individually, with another person, or any group, solely to the extent they individually or in the aggregate, beneficially own less than 40% of the aggregate voting power of our outstanding voting stock. Tontine Capital Management, L.L.C. is the general partner of Tontine Capital Partners, L.P. and Tontine Capital Overseas GP, L.L.C. is the general partner of Tontine Overseas Master Fund, L.P. Mr. Gendell is the Managing Member of Tontine Capital Management, L.L.C. and Tontine Capital Overseas GP, L.L.C. We have agreed to amend the Rights Agreement to permit Tontine Capital and its affiliates and associates to acquire more than 40% of our outstanding common stock if their ownership interests will exceed the 40% threshold after the close of the rights offering and the purchase of shares pursuant to the Standby Purchase Agreement.

If we are (i) acquired in a merger or other business combination transaction and we are not the surviving corporation, (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of our assets or earning power are sold or transferred, then each holder of a right (except rights which previously have been voided as described in the Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent company having a value equal to two times the exercise price of the right.

Until a right is exercised, the holder has no rights as a shareholder of the Company, including the right to vote or to receive dividends or distributions. We may, without the approval of any holder of the rights, but only if at that time the Board consists of a majority of disinterested directors, supplement or amend any provision of the Rights Agreement, except as defined in the Rights Agreement.

Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock, if it is greater. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $100.00 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock, if it is greater. In the event of any merger or other business combination in which common stock is exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-hundredth of a share of preferred stock purchasable upon exercise of each right is intended to approximate the value of one share of common stock.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board, except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the Board prior to the time a person or group has acquired beneficial ownership of 20% or more of the common stock, because until such time, the rights may be redeemed by us at $0.01 per right and the Rights Agreement may be amended.

For a more complete description, you should read the Rights Agreement, as amended, which is incorporated by reference in the “Exhibits” section.

Relevant Provisions of the Indiana Business Corporation Law

The Indiana Business Corporation Law (the “IBCL”) limits some transactions between an Indiana company and any person who acquires 10% or more of the company’s common stock (an “interested shareholder”). During the five-year period after the acquisition of 10% or more of a company’s common stock, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

In addition, under Indiana law, a person who acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation is subject to the “Control Share Acquisitions Statute” of the IBCL and may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors of the corporation and by the acquiror. An Indiana corporation subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or by-laws. We have adopted a provision in our By-laws which states that the Control Share Acquisitions Statute shall not apply to the issued and outstanding shares of our common stock. We opted out of the Control Share Acquisitions Statute when we sold Tontine Capital shares of our common stock in connection with the Adorn Acquisition.

SELLING SHAREHOLDERS

The selling shareholders received the shares of common stock covered by this prospectus through (i) a negotiated private acquisition of stock in September 2005 from existing shareholders, (ii) a private placement in May 2007, whereby the Company issued and sold shares to fund a portion of the purchase price we paid in the Adorn Acquisition, and (iii) open market purchases. As part of the private placement, we entered into the Amended and Restated Registration Rights Agreement, pursuant to which we agreed, among other things, to prepare and file the shelf registration statement of which this prospectus is a part.

The selling shareholders listed below may from time to time offer and sell pursuant to this prospectus and any prospectus supplement any or all of the shares of common stock listed opposite their names below. When we refer to the “selling shareholders” in this prospectus or any prospectus supplement, we mean those persons listed in the table below, as well as the pledgees and donees, assignees, transferees, successors and others who later hold any of the selling shareholders’ interests, provided those interests still are registrable securities as defined in the registration rights agreement.

Information about the selling shareholders may change over time. None of the selling shareholders or their affiliates have held any position or office with us or any of our subsidiaries within the past three years. However, in connection with the Adorn Acquisition in May 2007, we entered into a private placement with Tontine Capital, whereby Tontine Capital purchased 980,000 shares of our common stock at $11.25 per share for a total purchase price of $11,025,000, and provided interim subordinated debt financing of $13,975,000 in exchange for 9.5% Senior Subordinated Promissory Notes. In connection with the private placement, we entered into the Securities Purchase Agreement in which we agreed to elect or appoint two nominees of Tontine Capital (who are reasonably acceptable to our Board of Directors) to our Board of Directors. As of the date hereof, there are no appointed or elected Tontine Capital representatives on our Board. We have also entered into the Amended and Restated Registration Rights Agreement with the selling shareholders under which we have agreed to register shares of our common stock held by the selling shareholders. Our obligation to register shares held by Tontine Capital for resale extends to any shares Tontine Capital may acquire in the future, including shares acquired in the rights offering that we have announced the intention to pursue.

The table below sets forth the name of each selling shareholder and the number of shares of common stock that each selling shareholder listed below may offer pursuant to this prospectus and any prospectus supplement. Only those selling shareholders listed below or their assignees, transferees, successors and others who later hold any of the selling shareholders’ interests, or the selling shareholders pledgees or donees may offer and sell the common stock pursuant to this prospectus and any prospectus supplement. The selling shareholders may offer for sale pursuant to this prospectus and any prospectus supplement from time to time any or all of the common stock listed below. Accordingly, no estimate can be given as to the shares of common stock that the selling shareholders will hold upon consummation of any such sales. In addition, the selling shareholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date as of which the information in the table is presented.

Name	Shares of Common Stock Owned Prior to the Offering	Percent of Common Stock Owned Before the Offering (1)	Shares of Common Stock That May Be Offered Hereby	Common Stock Owned After the Offering (2)	Percent of Common Stock Owned After the Offering (2)
Tontine Capital Partners, L.P.	1,834,469	30.6%	1,834,469	--	-- %
Tontine Capital Overseas Master Fund, L.P.	458,620	7.6%	458,620	--	-- %

(1)	Based on 6,002,461 shares of common stock outstanding as of December 1, 2007.
(2)	Assumes that 100% of the common stock offered hereby was sold.

PLAN OF DISTRIBUTION

The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

(a)        block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)        purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c)        on any national securities exchange or quotation service on which the securities are listed or quoted at the time of sale;

(d)	in the over-the-counter market;
(e)	otherwise than on such exchanges or services or in the over-the-counter market;
(f)	ordinary brokerage transactions and transactions in which the broker solicits purchases;
(g)	privately negotiated transactions;
(h)	short sales;

(i)        through the writing of options on the securities, whether or not the options are listed on an options exchange;

(j)        through the distribution of the securities by any selling shareholder to its partners, members or shareholders;

(k)	one or more underwritten offerings on a firm commitment or best efforts basis;

(l)	transactions which may involve crosses or block transactions;

(m)       to cover hedging transactions (other than “short sales” as defined in Rule 3b-3 under the Exchange Act) made pursuant to this prospectus;

(n)	by pledge to secure debts or other obligations;
(o)	any combination of any of these methods of sale; and
(p)	any other manner permitted pursuant to applicable law.

The selling shareholders may also transfer the securities by gift. We do not know of any arrangements by the selling shareholders for the sale of any of the securities.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. As and when a selling shareholder takes such actions, the number of securities offered under this prospectus on behalf of such selling shareholder will decrease. The plan of distribution for that selling shareholder’s securities will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act of 1933, the aggregate amount of selling shareholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders’ securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling shareholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling shareholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the shares of common stock offered hereby have been issued to the selling shareholders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. We agreed pursuant to the Amended and Restated Registration Rights Agreement we entered into with the selling shareholders to register such securities and all other shares of common stock owned by them under the Securities Act of 1933, and to use reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective for a period of five years after the registration statement first becomes effective. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel or other advisors to the selling shareholders, but not including underwriting discounts, concessions or commissions of the selling shareholders.

We will not receive any proceeds from sales of any securities by the selling shareholders. We cannot assure you that the selling shareholders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

The validity of the common stock being registered hereby will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K and Form 10-K/A of Patrick Industries, Inc. for the year ended December 31, 2006 have been so incorporated in reliance on the report of McGladrey & Pullen, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Adorn and its subsidiaries incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Patrick Industries, Inc., dated July 5, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to a restatement of Adorn’s 2005 and 2004 financial statements), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov. You can find additional information about us, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, on our website at www.patrickind.com. The information on our website is not a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all of the information set forth in the registration statement. For further information you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facility maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on SEC’s website.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we and other registrants file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference in this prospectus the following:

•	our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2006;
•

the information under the captions “Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Audit Committee,” “Corporate Governance,” “Compensation of Executive Officers and Directors,” “Equity Compensation Plan Information,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Transactions,” “Director Independence,” and “Accounting Information” in our Proxy Statement dated April 9, 2007;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007, and September 30, 2007;
•

our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on January 31, 2007, March 13, 2007, April 6, 2007, April 11, 2007, May 24, 2007, June 6, 2007, July 5, 2007, September 18, 2007, October 18, 2007, and December 12, 2007;

•

the description of our Common Stock and the Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the securities are sold.

You may request a copy of these filings, at no cost, by writing or calling us at Patrick Industries, Inc., P.O. Box 638, Elkhart, Indiana, 46515, telephone: (574) 294-7511, Attn: Chief Financial Officer.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

2,293,089 Shares

PATRICK INDUSTRIES, INC.

Common Stock

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PROSPECTUS

December 28, 2007

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